Filed by CoStar Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  LoopNet, Inc.
Commission File No.: 000-52026

This filing relates to a planned merger between CoStar Group, Inc. and LoopNet, Inc.  The following is a copy of the letter sent by CoStar to its customers commencing April 29, 2011:

*****
Dear CoStar Customer:

I am writing to share with you some exciting news.  Earlier this week, CoStar Group, Inc. entered into a definitive agreement to acquire LoopNet Inc. This merger will bring together the premier resource for commercial real estate information with the premier online marketplace for commercial real estate, a combination of complementary businesses that promises to provide several exciting benefits for our customers.

CoStar customers have always enjoyed access to the most comprehensive information and industry leading productivity and analytic tools. Combining with LoopNet creates significant cost efficiencies that will enable us to improve data quality and develop innovative product enhancements while keeping prices stable over the longer term.

Once the acquisition is completed, our combination of services will provide you with a much more comprehensive view of the market to help you find what you are looking for much faster. And customers will be able to list properties on both CoStar and LoopNet without having to enter listings on duplicate systems.

LoopNet is a very strong brand and its services are highly complementary to CoStar’s.  Thus combining our corporate operations while continuing to develop these unique products will further maximize the value our customers receive by creating a larger, more robust marketplace with millions of participants and billions of potential connections.

For more than two decades, CoStar has revolutionized the way commercial real estate professionals access and analyze information. Similarly, LoopNet has been at the forefront of creating dramatic efficiencies in how people market commercial properties. Together we will bring the full benefit of the internet to commercial real estate with a broad array of complementary solutions for the complete range of real estate participants, from large national brokerage firms and institutional players to small local brokers and property owners.

We look forward to sharing more details about this exciting announcement as our plans progress. Thank you for your continued support.

Sincerely,

Andrew C. Florance
President & CEO

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, statements about the benefits of the proposed transaction between CoStar Group, Inc. (“CoStar”) and LoopNet, Inc. (“LoopNet”), future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “may,” “believe,” “expect,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology.  Such statements are based upon the current beliefs and expectations of management of CoStar and LoopNet and are subject to significant risks and uncertainties. Actual results may differ materially from the results anticipated in the forward-looking statements.  The following factors, among others, could cause or contribute to such differences: the risk that expected cost savings or other synergies from the merger may not be fully realized or may take longer to realize than expected; the risk that the businesses of CoStar and LoopNet may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction does not close, including, but not limited to, due to the failure to obtain approval of LoopNet’s stockholders, or the failure to obtain governmental approval; the risk that business disruption relating to the merger may be greater than expected; and failure to obtain any required financing on favorable terms.  Additional factors that could cause results to differ materially from those anticipated in the forward-looking statements can be found in CoStar’s Annual Report on Form 10-K for the year ended December 31, 2010 and LoopNet’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (SEC), including in the “Risk Factors” section of each of these filings, and each company's other filings with the SEC available at the SEC’s website (http://www.sec.gov).  Neither CoStar nor LoopNet undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed merger, CoStar will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of LoopNet.  LoopNet will mail the final proxy statement/prospectus to its stockholders.  Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction.  Copies of the proxy statement/prospectus (when available) and other related documents filed by CoStar and LoopNet with the SEC may be obtained, free of charge, at the SEC’s website at www.sec.gov.  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, free of charge, from CoStar’s website, www.CoStar.com, under the heading “Investors” in the “About Us” tab.  These documents may also be obtained, without charge, from LoopNet’s website, www.LoopNet.com, under the tab “Investor Relations”.

CoStar, LoopNet and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of LoopNet in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of LoopNet in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about CoStar’s executive officers and directors is available in CoStar’s definitive proxy statement filed with the SEC on April 27, 2011.  Information about LoopNet’s executive officers and directors is available in LoopNet’s definitive proxy statement filed with the SEC on April 4, 2011.  Free copies of these documents are available from the CoStar and LoopNet websites using the contact information above.